

November 29, 2019

St. John Daugherty
Secretary
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

> **Re:** **Verso Corporation**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on November 25, 2019 by Verso Corporation**
> **File No. 001-34056**

Dear Ms. Daugherty,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Notice

1. The Notice of the Annual Meeting of Stockholders states the meeting will be held on January 21, 2020. The title of the meeting, however, suggests that such meeting is being convened to lawfully satisfy a requirement that Verso hold an annual meeting for 2019. Please confirm for us, with a view toward revised disclosure, that Verso's identification of the "2019 Annual Meeting" is not inconsistent with Verso's own governing documents as well as any applicable requirements in its state of jurisdiction or otherwise inaccurate.

Important Notice Regarding the Availability of Proxy Materials…, Page 3

2. Although the disclosure on Page 2 intimates that printed copies of the proxy statement and 2018 Annual Report will be "sent or given," the disclosure on Page 3 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods while suggesting its availability on a dedicated website. Please advise us whether or not Verso will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

3. The disclosure that follows announcement of the dedicated website *www.stockholderdocs.com/VRS* represents that a "proxy contest" is being conducted by Lapetus. Unless more objectively verifiable proof exists to support this contention, please revise to remove the implication that a solicitation in opposition is a foregone conclusion.

4. Notwithstanding the disclosures that appears on Page 2 and Page 3 regarding the availability of the registrant's 2018 Annual Report, please advise us, with a view toward revised disclosure, how Verso has complied with or intends to comply with Rule 14a-3(b)(10).

5. Please advise us, with a view toward revised disclosure, how the registrant has complied with or intends to comply with Item 23 of Schedule 14A, titled "Delivery of documents to shareholders sharing an address."

Potential Payments upon Termination of Employment or Change in Control, Page 69

6. Please advise us, with a view toward revised disclosure, whether the election of four non-management director candidates to Verso's seven-member board of directors would constitute a change in control transaction under any of the registrant's governing documents such that payments of the type described in this section could be owed.

Who pays for the proxy solicitation and how will Verso solicit votes?, Page 10

7. Given the generic reference to "additional costs" as well as the expected quantification of the proxy solicitor's fee, advise us how the registrant has complied with its obligation to disclose all costs in furtherance of the solicitation as required under Item 4(b) of Schedule 14A. Please also revise this section to remove the potential implication that the to be paid to the proxy solicitor is the sole extra expense. Refer also to Instruction 1 to Item 4, which seeks disclosure of all costs incidental to the solicitation above what the registrant normally expends. Please also advise us why the term "us" should be viewed as a class of employee. Refer to Item 4(b)(2) of Schedule 14A.

Form of Proxy

8. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "on any other matters that may properly come before the meeting…"

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Alice Hsu, Esq.